EXHIBIT 4(a)(6)

RELEASE

        THIS RELEASE is entered into this 31st day of May, 2002 by and among INTERNATIONAL THUNDERBIRD GAMING CORPORATION, a for-profit Canadian corporation ("ITGC"), its assignee, THUNDERBIRD GREELEY, INC., a for-profit Colorado corporation ("Greeley") and the HOPLAND BAND OF POMO INDIANS ("Tribe or Hopland"), a federally recognized Indian Tribe.

RECITALS

A.	The Viejas Band of Mission Indians ("Viejas") and ITGC previously entered into various agreements with the Tribe for the financing, design and construction of a gaming facility on the Tribe's Hopland Indian Reservation. These agreements includes a (1) Gaming Hardware Lease Agreement; (2) that certain Limited Recourse Promissory Note dated as of December 20, 1996, pursuant to which the Tribe promised to pay ITGC/Viejas Three Million One Hundred Seventy Eight Thousand Eight Hundred and Eight-two Dollars ($3,178,882.00) ("Note"); (3) a Project Funding Agreement dated as of June 7, 1996 ("Project Funding Agreement"); (4) a Loan Agreement dated as of June 7, 1996 ("Loan agreement") and (4) a Settlement Agreement and Release dated December 20, 1996 (documents 1 through 5 shall hereinafter be referred to collectively as the "Enterprise Financing Documents");
B.	On June 8, 1996 ITGC assigned all of its right, title and interest in the Project Funding Agreement and the Loan Agreement ("Loan Agreements") to Greeley. Greeley is a wholly owned subsidiary of ITGC and as such, the Tribe is demanding that ITGC and Greeley be made parties to this agreement;
C.	The Tribe has agreed to pay and ITGC has agreed to accept, as full and complete payment and satisfaction of all sums due to ITGC as its one-half interest under the Lease for the sum of Seven Hundred Fifty Thousand Dollars ($750,000.00) ("Pay-off Amount");
D.	To induce the Tribe to pay ITGC the Pay-off Amount, the Tribe is requiring that ITGC and Greeley execute a release in form and substance satisfactory to the Tribe pursuant to which the Tribe shall be released from any and all obligations to ITGC arising from or related to the Lease or any of the Enterprise Financing Documents. Nothing herein shall be construed as a release by Viejas of its interest in the Gaming Hardware Lease Agreement nor in the Enterprise Financing Documents. ITGC previously released the Tribe from its one half (1/2) interest in the Note.

NOW, THEREFORE, in consideration of the payment by the Tribe to ITGC of Seven Hundred Fifty Thousand Dollars ($750,000.00) and the mutual covenants, conditions and promises contained herein, the receipt and sufficiency of which as consideration is expressly acknowledged, the parties agree as follows:

1.    The entire $750,000 principal shall be due and payable on the date that the Tribe successfully completes and closes on its financing for the construction of its permanent casino facility but no later than July 30, 2002. If such payment is not made by July 30, 2002, then payments on such principal shall be made as set forth below.

Hopland may either pay the entire $750,000 over a 15 month period at the rate of $50,000 per month with no interest charged to such amount beginning August 1, 2002 or elect to pay the $750,000 with interest at the rate of twelve percent (12%) per annum for a period of 36 months beginning July 1, 2002. As to the latter election, interest on the unpaid balance of this shall accrue monthly. The principal and interest shall be paid monthly on a fully amortized basis beginning August 1, 2002 and continue on the first day of each month on a monthly basis for thirty-six (36) months in accordance with the attached amortization schedule. Notwithstanding the foregoing, if at any time during the 15 or 36 month pay-off period, Hopland obtains funds from a third party financing, that includes the amount due ITGC under this Agreement, then the entire principal then outstanding shall be due and payable.

2.     ITGC, for and on behalf of themselves and all of their officers, directors, members, owners, attorneys, agents, representatives, heirs, successors and assigns (individually and collectively, the "Thunderbird Parties") acknowledges that the payment of the Pay-off Amount fully satisfies the Tribe's obligations to the Thunderbird Parties as their one-half interest under the Gaming Hardware Lease Agreement, notwithstanding any other provisions in the Gaming Hardware Lease Agreement to the contrary.

3.     ITGC does hereby, jointly and severally, fully and forever RELEASE, ACQUIT and DISCHARGE the Tribe and each of the Tribe's officers, directors, members, owners, attorneys, agents, representatives, heirs, employees, successors and assigns and all others who may have any interest in the matter herein released (individually and collectively, the "Released Parties") of and from all obligations, losses, liability, actions, claims, causes of action, demands, damages, costs and expenses whatsoever, known or unknown, absolute or contingent, liquidated or unliquidated, which any of the Thunderbird Parties, jointly or severally, now have or may have in the future against any of the Released Parties on account of, arising out of, based upon or related to the Gaming Hardware Lease Agreement or any of the transactions evidenced or contemplated thereby or related thereto.

The parties expressly acknowledge and agree that they have been advised by their attorneys that the above release waives the benefits of Sections 1542 of the California Civil Code, which provides:

"A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him would have materially affected his settlement with the debtor."

As used therein, "debtor" means the Released Parties; and "creditor" means the Thunderbird Parties. The Thunderbird Parties being aware of said Section 1542 hereby expressly waive and relinquish any right they, and each of them, may have thereunder, as well as under any other statutes or common law principles of similar effect with respect to this Release.

In connection with such Release, the Thunderbird Parties acknowledge that they are aware that they may hereinafter discover claims, counterclaims or facts in addition to or different from those which they now know or believe to exist with respect to the subject matter of this Release, but it is their intention to fully, finally and forever settle and release all of the disputes and differences known and unknown, suspected or unsuspected, which do now exist, may exist in the future or have existed arising out of or in connection with the released claims. The Thunderbird Parties agree that this Release shall remain in effect as a full and complete release of the released claims notwithstanding the discovery or existence of any said additional or different claims, counterclaims or facts arising out of or related to the released claims. The Tribe agrees that this release does not release any claims made by Viejas arising from the Enterprise Financing Documents including but not limited to the Note, Gaming Hardware Machine Lease, or otherwise.

4. The provisions of this Release shall inure to the benefit of and be binding upon the Thunderbird Parties and the Released Parties. ITGC hereby represents and warrants to the Released Parties that no person or entity other than the Thunderbird Parties has any right to or interest in ITGC's one-half interest in the Gaming Hardware Lease Agreement and that, upon payment of the Pay-off Amount by the Tribe, the only amount remaining outstanding under the Gaming Hardware Lease Agreement will be the amount allegedly claimed by Viejas. Each of the Thunderbird Parties hereby acknowledges and agrees to indemnify and hold each of the Released Parties harmless from any and all claims, liabilities, losses, costs and expenses, including court costs, attorneys fees and expert witness fees, arising from the Tribe paying Thunderbird Parties the Pay-off Amount or any inaccuracy in the preceding sentence.

5. This Release shall not operate to release any claims the parties may later have for the enforcement or breach of the obligations created by this release, including those matters for which the Thunderbird Parties have agreed to indemnify the Released Parties.

6. Each person executing this Release on behalf of a Thunderbird Party represents that he or she has the authority to execute this Release on behalf of his or her respective party and warrants and represents that he or she has the authority to bind to this Release the party he or she represents.

7. The parties to this Release shall sign all documents and do all acts necessary or desirable in the reasonable opinion of the other party to effect the provisions of this Release.

8. Limited Waiver of Sovereign Immunity and Dispute Resolution

Hopland waives its sovereign immunity from unconsented suit as follows:

a. Limited Consent to Litigation. Hopland does not waive, limit, or modify its sovereign immunity from unconsented suit except as provided in this Agreement.

b. Waiver of Sovereign Immunity. Hopland expressly waives its immunity from suit or from any action, and consents to be sued first in the United States District Court for the Northern District of California, the United States Court of Appeals for the Ninth Circuit, and the United States Supreme Court for any claims by Thunderbird arising out of this Agreement. In the event the governing law of the United States of America looks to the law of a particular state for its content, the law applicable in that instance will be the laws of the State of California.

c. Limitation of Waiver of Sovereign Immunity. Hopland's waiver of immunity from suit is specifically limited to the following actions and judicial remedies:

(i) Monetary Damages. The enforcement of an award of money damages by a court order or judgment and to award to the prevailing party court costs to enforce the court decision and legal fees incurred during any subsequent court proceedings to enforce the court judgment.

(ii) Injunctive or Declaratory Relief. The enforcement of a determination by a court pursuant to this Agreement that mandates the Tribe to specifically perform any obligation under this Agreement (other than an obligation to pay money which is provided for above).

(iii) Conditions Precedent to Waiver. The unequivocal and express limited waiver of sovereign immunity by Hopland contained in this paragraph is granted if and only if, each and every one of the following conditions are met: The claim is made by Thunderbird or or their respective affiliates, and not by any other person, corporation, partnership, or entity, public or private or governmental whatsoever. The claim alleges a breach by Hopland or any instrumentality of Hopland or their respective officers, or its officers, agents, employees or representatives, of one or more of the representations, covenants, warranties, undertakings, obligations or duties in this Agreement; and the claim seeks either: (a) some specific action or discontinuance of some action by Hopland to bring Hopland into full compliance with the representations, covenants, warranties, duties and obligations expressly assumed by Hopland in the transactions contemplated hereby; and/or (b) money damages.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

Date: May 31, 2002                                                 HOPLAND BAND OF POMO INDIANS
                                                                                            /s/ Sandra Sigala
                                                                                By:_______________________________
                                                                                Name: Sandra Sigala
                                                                                Its: Tribal Chairperson

Date: May 31, 2002                                                 INTERNATIONAL THUNDERBIRD GAMING CORPORATION
                                                                                            /s/ Jack R. Mitchell
                                                                                By:_______________________________
                                                                                Name: Jack R. Mitchell
                                                                                Its: President and CEO

Date: May 31, 2002                                                 THUNDERBIRD GREELEY, INC.
                                                                                            /s/ Jack R. Mitchell
                                                                                By:________________________________
                                                                                Name: Jack R. Mitchell
                                                                                Its: President